

Mail Stop 3561

June 13, 2016

Lewis L. Bird III
Chief Executive Officer
At Home Group, Inc.
1600 East Plano Parkway
Plano, Texas 75074

> **Re:** **At Home Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 3, 2016**
> **File No. 333-206772**

Dear Mr. Bird:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Financial and Operating Data, page 13

1. We note several line items in your page 18 reconciliation of EBITDA to Adjusted EBITDA adjust for recurring cash operating expenses, such as consulting and professional fees, costs associated with new store openings, relocation and employee recruiting costs, and management fees and expenses. Please tell us how your disclosure complies with Question 100.01 of the May 17, 2016 updated CD&I´s on Non-GAAP Financial Measures.

2. We note that the deferred rent line item in your reconciliation of EBITDA to Adjusted EBITDA consists of non-cash deferred rent. Explain to us how this presentation complies with Question 100.04 of the updated CD&I´s on Non-GAAP Financial Measures.

3. We note that you add corporate overhead expenses to Adjusted EBITDA to arrive at Store-Level Adjusted EBITDA. Considering corporate overhead expenses include numerous recurring cash operating expenses, tell us how your presentation complies with Question 100.01 of the updated CD&I´s on Non-GAAP Financial Measures.

4. We note that nearly all adjustments made to reconcile EBITDA to Adjusted EBITDA represent increases to EBITDA. It also appears that you adjust for all non-cash items presented on your statements of cash flows except for gains and losses on disposals of fixed assets and amortization of deferred gains on sale-leasebacks, which, if included, would have decreased Adjusted EBITDA for the periods presented. Please address how your presentation complies with Question 100.03 of the updated CD&I´s on Non-GAAP Financial Measures.

Selected Consolidated Financial Data, page 53

5. We note your disclosure on page 55 that pro forma net income and EPS excludes the management fees payable to your Sponsors. As your pro forma financial statements should include all historical expenses that were necessary to conduct business, please tell us why you eliminated these expenses. While we realize that these items will not continue going forward, the expenses were recorded in the historical financial statements and the historical amounts were not directly affected by the transaction.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products